[UPFC letterhead]

August 17, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	United PanAm Financial Corp.

Form 10-K for Fiscal Year Ended December 31, 2005

Form 10-Q for Fiscal Quarter Ended March 31, 2006

File No. 000-24051

Ladies and Gentlemen:

This letter sets forth the response of United PanAm Financial Corp. (the “Company”) to the comments set forth in your letter dated August 3, 2006 in connection with the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2006. For your convenience, we have numbered and set forth each comment from your August 3, 2006 letter followed by the Company’s response.

1.	Comment: We note your response to comment 1 of our letter dated June 20, 2006. You state that the company does not hold loans related to its prior banking operations as the loans relate to the auto finance segment. In your response to comment 2 you state that the normal net operating costs and interest expense on deposits were not reclassified as discontinued operations since the bank operations were viewed as merely a funding source for UACC. Your basis supporting your conclusion that your banking operations, which included deposits, are discontinued operations appears contradictory to and inconsistent with your basis supporting your conclusion that interest expense and net operating costs related to deposits should not be included in your discontinued operations. Please provide us with a comprehensive reconciliation of your responses to our comment 1 and 2 of our letter dated June 20, 2006.

Response: For the years ended December 31, 2005, 2004, and 2003, the Company did not hold loans related to its discontinued banking operations. The loans that are recorded in the Company’s financial statements related specifically to the auto finance segment. The net operating costs related to the depository institution business of Pan American Bank (the “Bank”), including interest paid to depositors, were recorded as a cost of funds for the auto finance segment because the discontinued banking operations generated negligible revenue, and the auto finance segment had no source of funding other than

Division of Corporation Finance

Securities and Exchange Commission

August 17, 2006

funding provided by the insured deposits of the Bank. The table below documents the key balance sheet accounts by operating segment:

	December 31, 2005		December 31, 2004		December 31, 2003
	Auto Finance Segment	Banking Discontinued	Auto Finance Segment	Banking Discontinued	Auto Finance Segment	Banking Discontinued
Loans, net	$633,656	$0	$499,343	$0	$382,485	$0

Deposits	$0	$0	$0	$71,916	$0	$498,389

Warehouse line of credit	$54,005	$0	$101,776	$0	$0	$0

Securitization notes payable	$521,613	$0	$352,564	$0	$0	$0

If the Company had classified the net operating costs related to the Bank’s depository institution business, including interest paid to depositors, as a component of the discontinued banking operations, the Company would have provided an inaccurate and misleading presentation of the actual cost structure for the auto finance segment since the net operating costs related to the Bank’s depository institution business were directly attributable to providing the primary source of funding for the auto finance segment.

In the Company’s financial statements, the costs were allocated from the banking segment to the auto finance segment as follows:

Auto Finance

Dr	Interest expense paid on deposits
Dr	General & Administrative Expense
Cr	Inter-company

Banking

Dr	Inter-company
Cr	Interest expense paid on deposits
Cr	General & Administrative Expense

As a result of the above transactions, the costs are allocated to the auto finance segment and classified against its direct source of income. The Company eliminated all inter-company transactions and balances between the discontinued banking operations and the auto finance segment in its financial statements for reporting purposes.

Division of Corporation Finance

Securities and Exchange Commission

August 17, 2006

In September 2004, after the disposal of the Bank’s three retail bank branches and the voluntary dissolution of the Bank and the eventual cancellation of its federal thrift charter, the Company migrated from using insured deposits of the Bank as a funding source for its auto finance segment, and now utilizes a warehouse line of credit and securitization transactions to finance the auto finance segment. In terms of EITF 03-13, all continuing cash flows from the auto finance segment that relied upon insured deposits from the Bank to finance its activities are recorded for the nine months ended September 30, 2004, which corresponds with the date the Bank sold its retail bank branches and the date that the Company began to use the warehouse line of credit and securitization transactions to finance the auto finance segment, in continuing operations, while the net operating costs related to the Bank’s depository institution business, including interest paid to depositors, for the remaining three months of 2004 are included in discontinued operations. Accordingly, the interest expense and net operating cost line items on the Company’s income statement for the twelve months ended December 31, 2004 include nine months of financing from insured deposits from the Bank and three months of financing from the warehouse line of credit and securitization transactions.

Interest expense and net operating costs from the Bank’s discontinued operations but included in continuing operations are as follows:

	12 month ended 12/31/2003	9 month ended 9/30/2004
Interest expense	12,049	10,605
Net operating costs	2,407	1,598

Below we have outlined the components that were classified to discontinued banking operations:

	December 31, 2005		December 31, 2004		December 31, 2003
	Banking Discontinued	Insurance Discontinued	Banking Discontinued	Insurance Discontinued	Banking Discontinued	Insurance Discontinued
Interest Income	133	—	344	3,615	—	4,384

Interest Expense	185	—	529	1,594	—	1,829

Non-interest Income
- Gain on sale of asset	—	—	4,703	150	—	971
- Other income	—	—	11	707	—	34

Total non-interest income	—	—	4,714	857	—	1,005

Non-interest Expense	514	—	—	242	—	190

Net income, pre tax	(566)	—	4,529	2,636	—	3,370
Income taxes	231	—	2,301	1,081	—	1,187

Net income	(333)	—	2,228	1,555	—	2,183

Division of Corporation Finance

Securities and Exchange Commission

August 17, 2006

2.	Comment: We note your response to comment 2 of our letter dated June 20, 2006. Please tell us how you previously classified interest expense and net operating costs related to deposits funding your auto finance loans for segment reporting purposes. Tell us the nature of the items to which interest expense relates for your Investment segment for 2005.

Response: The interest expense and net operating costs related to insured deposits from the Bank were classified as a source of funding for the auto finance segment. The interest expense relating to the investment business segment related to interest paid on repurchase agreements. The investment business segment acquired bonds funded through repurchase agreements with major investment banks.

On March 30, 2006, the Company discontinued its operations related to its investment business segment and sold its investment securities portfolio to focus on its automobile finance segment.

December 31, 2005

	Auto Finance	Investment
Interest Income
- Loans	157,529	—	157,529
- Securities & short term investment	—	17,037	17,037

Total interest income	157,529	17,037	174,566

Interest Expense
- Securitization note payable	16,795	—	16,795
- Warehouse line of credit	5,780	—	5,780
- Repurchase agreements	—	14,730	14,730
- Junior subordinated debentures	—	653	653

Total interest Expense	22,575	15.383	37,958

Provision for loan losses	31,166	—	31,166

Total non-interest income	657	3,620	4,277

Non-interest Expense	63,594	877	64,471

Income, pre tax	40,851	4,397	45,248
Income taxes	16,477	1,773	18,250

Segment profit	24,374	2,624	26,998

3.	Comment: We note your response to comment 6 of our letter dated June 20, 2006. Your disclosure on page 6 may imply to a reader that there are additional risks of loss related to uninsured vehicles that are not clearly included in your allowance for loan loss methodology. In future filings please disclose how your loan pools and loss statistics used for determining your allowance for loan losses incorporates the existence of loans related to uninsured vehicles for which you may incur losses because you do not “force place” insurance. As appropriate, compare and contrast losses incurred on loans related to insured vehicles to losses that may be incurred on uninsured vehicles. Please provide us with your proposed future disclosure.

Division of Corporation Finance

Securities and Exchange Commission

August 17, 2006

Response: The Company concludes that the specific risk associated with losses related to uninsured vehicles is not material to the financial statements, as the losses are included in the allowance for loan loss reserve. The Company in the past has endeavored to track vehicles that have not maintained insurance. The Company has concluded that the administrative costs of tracking losses related exclusively to uninsured vehicles significantly outweighed its benefits to the Company and its shareholders. Accordingly, the Company believes that separate disclosure of losses arising from uninsured vehicles is not appropriate.

If requested by the Securities and Exchange Commission (the “Commission”), the Company’s proposed disclosure to address the additional risks related to losses on uninsured vehicles is as follows:

“However, we will not “force place” insurance on an account if the insurance on the account lapses and the Company is exposed to the risk of an uninsured loss. The Company provides an allowance for the uninsured loss as part of the overall allowance for loan loss reserve which is based on incurred historical losses on the entire loan portfolio. Our historical losses include losses from both insured and uninsured vehicles.”

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings, and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me if you have any questions or comments regarding the foregoing.

Sincerely,

/s/ Arash Khazei
Arash Khazei,
Chief Financial Officer

cc:	John Grosvenor, Manatt Phelps & Phillips, LLP